FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

August 12th , 2004

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2004 Second Quarter Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 12th, 2004	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President Finance	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gelbart Kahana Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

Company Press Release

Nova Measuring Instruments
Announces 2004 Second Quarter Results

Rehovoth, Israel, – August 12, 2004 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the market leader in integrated measurement and process control for the semiconductor industry, today reported results for the second quarter of 2004.

2004 Second Quarter Results

        Total revenues for the second quarter of 2004 were $10.2 million, a 59% increase over revenues of $6.4 million reported for the second quarter of 2003 and a 11% sequential increase over revenues of $9.2 million reported for the first quarter of 2004.

        The Company reported gross profit of $4.7 million (46% of revenues) compared with gross profit of $2.4 million (38% of revenues) for the second quarter of 2003 and gross profit of $4.1 million (44% of revenues) for the first quarter of 2004. Net income for the quarter was $0.5 million or $0.03 per share, compared with a net loss of $1.4 million, or $0.09 per share, for the second quarter of 2003 and profit of $0.1 million, or $0.005 per share, for the first quarter of 2004.

        Research and development expenses were $2.0 million (20% of revenues) compared with $1.6 million (25% of revenues), in the second quarter of 2003 and $2.1 million (23% of revenues) in the first quarter of 2004. Sales and marketing expenses were $1.7 million (16% of revenues) as compared with $1.8 million (28% of revenues) in the second quarter of 2003 and $1.5 million (16% of revenues) in the first quarter of 2004. The cash and cash equivalent position at the end of the quarter was $29.3 million.

        Dr. Giora Dishon, President & CEO of Nova commented, “The second quarter results reflect the continuous growth of the company and is the third consecutive quarter with a growing net income. The improvements are a result of the continuing growth in the semiconductor industry, with the addition of our new products for CMP, copper CMP and Etch, as well as the continuous move to Asia Pacific and Japan. The sustained improvement in our financial performance is very encouraging after over two years of losses. We are also very positive with our growth and the growth we see in the industry, as well as our strong cash position. In line with the outlook we provided at the beginning of July, for the third quarter of 2004 we continue to expect growth in revenues and profitability.”

        Dr. Dishon added, “The semiconductor industry continues to invest primarily in the new and expanded 300mm lines, employing more advanced technology nodes. We are seeing increased prolifiration of our new process control systems. In particular, we are seeing significant demand for our NovaScan CD systems in both Stand-alone and Integrated configurations, along with continuing demand for our 200mm systems.”

        Dr. Dishon concluded, “The latest (July 2004) Dataquest market research forecasts a 64% growth in the WFE (wafer fab equipment) market for 2004 and another 15% in 2005. Thus, we will work hard to achieve continuous growth in our activities in all process control areas, continuing expansion of our business in the Asia Pacific and Japan regions, as well as continuous improvements in our financial performance.”

        The Company will host a conference call today, August 12, 2004, at 11:00 EST. To participate please dial in the US 1-866-860-9642 or international +972-3-918-0610 at least 5 minutes before the start of the call. A conference call presentation will be available for download on the company’s website www.nova.co.il, before and during the call.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended
	June 30, 2004	March 31, 2004
	(unaudited)

REVENUES:
Product sales	7,921	7,471
Services	2,296	1,701

	10,217	9,172

COST OF REVENUES:
Product sales	3,784	3,605
Services	1,729	1,502

	5,513	5,107

GROSS PROFIT	4,704	4,065

OPERATING EXPENSES
Research & Development expenses, net	2,045	2,126
Sales & Marketing expenses	1,666	1,503
General & Administrative expenses	641	457

	4,352	4,086

OPERATING PROFIT (LOSS)	352	(21)

INTEREST INCOME	98	90

NET INCOME FOR THE PERIOD	450	69

EARNINGS PER SHARE	0.03	0.00

Comments:
1. Employee Stock Based Compensation expenses	0	122

2. Shares for calculation of earnings (loss) per
share Basic and Diluted	15,261	15,206

3. The adjusted results excluding Employee Stock
Based Compensation:

Gross profit	4,704	4,080
Operating expenses	4,352	3,979
Net Income	450	191
Earnings per share	0.03	0.01

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended
	June 30, 2004	June 30, 2003
	(unaudited)

REVENUES:
Product sales	7,921	5,213
Services	2,296	1,220

	10,217	6,433

COST OF REVENUES:
Product sales	3,784	2,549
Services	1,729	1,455

	5,513	4,004

GROSS PROFIT	4,704	2,429

OPERATING EXPENSES
Research & Development expenses, net	2,045	1,605
Sales & Marketing expenses	1,666	1,782
General & Administrative expenses	641	489

	4,352	3,876

OPERATING PROFIT (LOSS)	352	(1,447)

INTEREST INCOME	98	93

NET INCOME (LOSS) FOR THE PERIOD	450	(1,354)

EARNINGS (LOSS) PER SHARE	0.03	(0.09)

Comments:
1. Employee Stock Based Compensation expenses	0	106

2. Shares for calculation of earnings (loss) per
share Basic and Diluted	15,261	14,939

3. The adjusted results excluding employee
Stock Based Compensation:
Gross profit	4,704	2,442
Operating expenses	4,352	3,783
Net Income (Loss)	450	(1,248)
Earnings (Loss) per share	0.03	(0.08)

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six months ended
	June 30, 2004	June 30, 2003
	(unaudited)

REVENUES:
Product sales	15,392	8,817
Services	3,997	2,389

	19,389	11,206

COST OF REVENUES:
Product sales	7,389	4,335
Services	3,231	2,932

	10,620	7,267

GROSS PROFIT	8,769	3,939

OPERATING EXPENSES
Research & Development expenses, net	4,171	3,757
Sales & Marketing expenses	3,169	3,291
General & Administrative expenses	1,098	1,074

	8,438	8,122

OPERATING PROFIT (LOSS)	331	(4,183)

INTEREST INCOME	188	241

NET INCOME (LOSS) FOR THE PERIOD	519	(3,942)

EARNINGS (LOSS) PER SHARE	0.03	(0.26)

Comments:
1. Employee Stock Based Compensation expenses	122	273

2. Shares for calculation of earnings (loss) per
share Basic and Diluted	15,243	14,935

3. The adjusted results excluding employee
Stock Based Compensation:
Gross profit	8,784	3,972
Operating expenses	8,331	7,882
Net Income (Loss)	641	(3,669)
Earnings (Loss) per share	0.04	(0.24)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of June 30, 2004	As of December 31, 2003
	(unaudited)

CURRENT ASSETS
Cash and cash equivalents	16,249	26,634
Short-term interest-bearing bank deposits	1,634	711
Held to maturity securities	2,216	4,296
Trade accounts receivable	9,194	5,804
Inventories	4,338	4,152
Other current assets	927	1,244

	34,558	42,841

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	943	1,386
Held to maturity securities	8,269	-
Other long- term assets	266	242
Severance pay funds	2,150	2,024
Fixed assets, net	1,507	1,425

	13,135	5,077

	47,693	47,918

CURRENT LIABILITIES
Trade accounts payable	4,519	5,389
Other current liabilities	6,328	7,102

	10,847	12,491

LONG-TERM LIABILITIES
Liability for employee termination benefits	2,873	2,653
Deferred Income	386	263
Other long-term liability	143	175

	3,402	3,091

SHAREHOLDERS' EQUITY
Share capital	46	46
Additional paid- in capital	73,199	72,785
Deferred stock-based compensation	-	(122)
Accumulated other comprehensive income	66	13
Accumulated deficit	(39,867)	(40,386)

	33,444	32,336

	47,693	47,918